January 5, 2026

Ziyang Long
Chief Executive Officer
Republic Power Group Ltd
#04-09 Techplace II,
5008 Ang Mo Kio Ave 5
Singapore 569874

       Re: Republic Power Group Ltd
           Draft Registration Statement on Form F-1
           Submitted January 2, 2026
           CIK No. 0001912884
Dear Ziyang Long:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Joan Wu